FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Clarifications about CVM/B3 inquiries

Companhia Brasileira de Distribuição (“GPA” or “Company”), in compliance with Official Letter No. 315/2024/CVM/SEP/GEA-2, dated December 17, 2024 (“Official Letter”), hereby presents the clarifications requested by the Brazilian Securities and Exchange Commission (“CVM”) regarding the news published on the portal Reuters in the world wide web on December 16, 2024, under the title “Nelson Tanure in preliminary talks for potential purchase of Casino’s shares in GPA, says source” (“News”).

For better understanding and in line with the guidelines contained in the Official Letter, its content is transcribed below:

Official Letter No. 315/2024/CVM/SEP/GEA-2

Rio de Janeiro, December 17, 2024.

To Mr.

Rafael Sirotsky Russowsky

Investor Relations Officer at

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Tel.: (11) 3886-0024

E-mail: gpa.ri@gpabr.com

C/C: Superintendence of Listing and Supervision of Issuers of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for Clarification – News published in the media

Mr. Officer,

1.     We refer to the news published in the news portal Reuters in the world wide web on 12/16/2024, under the title “Nelson Tanure in preliminary talks for potential purchase of Casino’s shares in GPA, says source”, with the following content:

Nelson Tanure in preliminary talks for potential purchase of Casino’s shares in GPA, says source

By Luciana Magalhaes and Paula Arend Laier

12/16/2024 6:34 PM

SÃO PAULO (Reuters) – Brazilian businessman Nelson Tanure has begun preliminary discussions with the French retailer Casino, expressing interest in its shares in GPA (BVMF:PCAR3), according to a source familiar with the matter.

Recently, Tanure purchased approximately 9% of GPA's shares on the market and is considering acquiring additional shares from Casino. It is still unclear whether he will try to buy the entire 22.5% stake that Casino holds in GPA or just a portion of it.

According to the source, the talks are still “superficial” and involve a demonstration of intentions.

GPA's shares surged again on Monday amid growing speculation about Tanure's plans, closing the trading day up 15.61%, at 2.74 reais. Tanure declined to comment, and Casino did not immediately respond to requests for comment.

Before the opening of the Brazilian stock exchange on Monday, GPA announced that investment funds managed by Reag Trust had acquired a 5.69% stake in the retailer's common shares.

This stake, according to the company, citing correspondence from Reag, combined with derivative financial instruments held by the entity, which provide an exposure equivalent to 3.87% of the total common shares of GPA, totals 9.56%.

The transactions were financed by Tanure, who also recently agreed to purchase the Dia supermarket chain in Brazil, the same source indicated.

Looking ahead, Tanure is considering proposing a merger between Dia and GPA, subject to regulatory approval, the source added. The merger proposal was initially reported by the newspaper Valor Econômico.

2.     Regarding the News content, particularly the highlighted excerpts, we request your statement on the veracity of the information provided in the news article, and, if so, we also request additional clarifications on the matter, including an assessment of any potential adverse impacts resulting from the boycott, as well as an explanation of the reasons why the matter was not considered a Material Fact under CVM Resolution No. 44/21.

3.     Such statement must include a copy of this Official Letter and be sent through the Empresas.NET system, category “Notice to the Market”, type “Clarifications on CVM/B3 inquiries”. The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21.

4.     Pursuant to article 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and the entity of the organized over-the-counter market in which the securities issued by the company are admitted to trading, any material act or fact that occurred or related to its business, as well as ensuring their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5.     We also recall the obligation set forth in the sole paragraph of article 4 of CVM Resolution No. 44/21, to inquire the Company's managers and controlling shareholders, as well as all other persons with access to material acts or facts, in order to ascertain whether they are aware of information that must be disclosed to the market.

6.     Pursuant to article 6, sole paragraph, of CVM Resolution No. 44/21, the controlling shareholders or directors of publicly-held companies have the duty of immediate disclosing material act or facts pending disclosure to the Investor Relations Director, in the event that such information escapes to the market or if there is an atypical fluctuation in the quotation, price or traded quantity of the securities issued by the publicly-held company or referenced to them. Therefore, if relevant information is leaked (through a press vehicle, for example), a Material Fact must be disclosed, regardless of whether or not the information originates from statements by Company representatives.

7.     As guided by Circular/Annual letter-2024-CVM/SEP, “the CVM has understood that, in the event of a leak of information or atypical fluctuations in the Company’s securities, the Material Fact must be immediately disclosed, even if the information relates to ongoing negotiations (not yet concluded), initial discussions, feasibility studies, or even a mere intention to carry out the transaction (see the judgment in CVM Proceeding No. RJ2006/5928 and PAS CVM No. 24/05)" (emphasis added).

8.     We also highlight that article 8 of CVM Resolution No. 44/21 provides that controlling shareholders, executive directors, members of the board of directors, of the fiscal council or any other organ with technical or advisory functions, created by statutory provision, and employees of the company, keep confidential information relating to a material act or fact to which they have privileged access due to the position or position they occupy until it is disclosed to the market. In addition, they must ensure that its subordinates and third parties they trust also do so, responding jointly with them in the event of any non-compliance.

9.     By order of the Superintendency of Business Relations, we alert that it will be up to this administrative authority, in the use of its legal powers and, based on item II, of art. 9th, of Law No. 6,385/76, and in article 7, combined with article 8, of CVM Resolution No. 47/21, to determine the application of a compensatory fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until December 18th, 2024.

Sincerely.

In this regard, the Company clarifies that, as stated in the Notice to the Market published on December 17, 2024 (“Notice of 12.17.2024”), it and its executives are not aware of the information mentioned in the News, for which reason the disclosure of Material Fact was not required

As also mentioned in the Notice of 12.17.2024, the Company, having received a statement from Reag Trust Administradora de Recursos Ltda. (“Reag”) stating that it could not confirm the accuracy of the facts reported, citing confidentiality obligations, requested further clarification from Reag.

Additionally, considering the content of the News, the Company also requested its shareholder Casino to comment on the accuracy of the information addressed therein, and received the following response:

“We inform that we have had no discussions or engaged in any type of negotiation with Mr. Nelson Tanure and/or Reag Trust Administradora de Recursos Ltda. regarding the shares held by the Casino Group in Companhia Brasileira de Distribuição.

Furthermore, we inform that we do not have any representative in Brazil authorized to discuss this matter with any third parties.”

Finally, regarding the mention in the Official Letter of “an assessment of any potential adverse impacts resulting from the boycott”, the Company believes this to be a misunderstanding in the Official Letter, as the News makes no mention of any boycott related to GPA.

Having provided the necessary clarifications, the Company remains at disposal to provide any additional information that may be required.

São Paulo, December 18, 2024.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 18, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.